Consolidated Financial Statement

January 2021 - December 2021

Prepared by

Michael Bifolco

Prepared on

September 28, 2023

Balance Sheet

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
checking #0 (4214) - 2	1,068.46
Total Bank Accounts	**1,068.46**
Total Current Assets	**1,068.46**
TOTAL ASSETS	**$1,068.46**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Blue Business Cash(TM) (1009) - 1	6,492.29
Total Credit Cards	**6,492.29**
Total Current Liabilities	**6,492.29**
Long-Term Liabilities	
Long-term loans from shareholders	
Owner Loans	1,000.00
Total Long-term loans from shareholders	**1,000.00**
Total Long-Term Liabilities	**1,000.00**
Total Liabilities	**7,492.29**
Equity	
Common Stock	90.00
Preferred stock	15.50
Retained Earnings	
Net Income	-6,529.33
Total Equity	**-6,423.83**
TOTAL LIABILITIES AND EQUITY	**$1,068.46**

Profit and Loss

January - December 2021

	Total
INCOME	
Total Income	
GROSS PROFIT	**0.00**
EXPENSES	
Contract labor	374.25
General business expenses	
Memberships & subscriptions	33.95
R&D	489.01
Research Sample	203.70
Total General business expenses	**726.66**
Interest paid	0.09
Office expenses	
Office supplies	5,103.66
Software & apps	507.63
Total Office expenses	**5,611.29**
Travel	32.04
Uncategorized Expense	35.00
Total Expenses	**6,779.33**
NET OPERATING INCOME	**-6,779.33**
OTHER INCOME	
Credit Card Item Refund	250.00
Total Other Income	**250.00**
NET OTHER INCOME	**250.00**
NET INCOME	**$ -6,529.33**

Statement of Cash Flows

January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-6,529.33
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Blue Business Cash(TM) (1009) - 1	6,492.29
Long-term loans from shareholders:Owner Loans	1,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**7,492.29**
Net cash provided by operating activities	**962.96**
FINANCING ACTIVITIES	
Common Stock	90.00
Preferred stock	15.50
Net cash provided by financing activities	**105.50**
NET CASH INCREASE FOR PERIOD	**1,068.46**
CASH AT END OF PERIOD	**$1,068.46**

Consolidated Statement of Equity

	Common Stock		Preferred Stock				
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
BEGINNING BALANCE, January 1, 2021	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	9,000,000	90	775,000	15.50	-	-	$ 105.50
Other comprehensive gain/(loss)	-	-	-	-	-	-	$ -
Net income	-	-	-	-	-	(6,529.33)	$ (6,529.33)
ENDING BALANCE, December 31, 2021	9,000,000	$ 90	1,000,000	$ 20	$ -	$ (6,529.33)	$ (6,423.83)

Notes to the Financial Statements
For the fiscal year ended December 31, 2021
$USD

1. ORGANIZATION AND PURPOSE

Sheperd Inc. (the "Company") is a corporation organized in October of 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.